Filed by Smurfit-Stone Container Corporation
Pursuant to Rule 425 Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Smurfit-Stone Container Corporation
Commission File No.: 001-03439

Smurfit-Stone Q&A on Acquisition by RockTenn	January 23, 2011

Deal Rationale and Transaction Details

1.              Why is Smurfit-Stone agreeing to be acquired by RockTenn?

•                  We believe that the combination of the two companies is a great deal for our shareholders.

•                  RockTenn is a well-positioned, well-run company.  Its operating philosophy is very similar to Smurfit-Stone’s: they are committed to creating and delivering value through innovation; they are focused on new product ideas, growing revenue, equipment effectiveness and talent management; and are committed to continuously reducing costs and increasing customer satisfaction.

•                  We anticipate that RockTenn will be an excellent long-term partner for us.

2.              Why is this deal in the best interests of Smurfit-Stone shareholders?

•                  The value of $35 per share represents a 27% premium compared with Smurfit-Stone’s closing stock price on January 21, 2011.

•                  The combined company will have a strong financial structure and cash flows, which allow for further investment to improve and grow the business.

•                  Smurfit-Stone’s shareholders will have the opportunity to enjoy value certainly today, in the form of the cash component, as well as the opportunity to participate in the future upside of the combined company through the stock component.

3.              What will be the total debt of the combined company?

•                  The aggregate purchase price being paid in the transaction is approximately $3.5 billion.

•                  RockTenn has received $3.7 billion in committed bank financing to finance the cash portion of the transaction, and to refinance existing debt and liquidity for the combined operations.

•                  The combined company is expected to have manageable pro-forma leverage of 2.76x when the transaction closes and projected strong cash flow generation going forward.

4.              When will the deal be complete?  How long will it take?

•                  Completion of this transaction is conditioned upon approval by the shareholders of both companies, as well as regulatory approval.

•                  We expect to complete the deal by the end of the second calendar quarter of 2011.

5.              What are the terms of the deal?  What happens to the Smurfit-Stone stock I now hold?

•                  For each share of Smurfit-Stone stock, the merger consideration will be $17.50 in cash and 0.30605 shares of RockTenn class A common stock.

•                  The combined value of this consideration is $35 per share as of January 21, 2011.

6.              When and how will I receive the cash and stock consideration in the new Company?

•                  If the transaction is approved and closes, the merger consideration will be provided to all those who hold shares at the closing.

•                  The deal provides specific mechanisms for carrying out these transactions once the deal is approved and all the other closing conditions are met.

•                  More specific information will be provided to shareholders at a later time.

7.              When will the shareholder voting process take place?

•                  The deal contemplates both companies submitting a joint proxy statement, which will be provided to shareholders of both companies in the next few months.

8.              Will I receive information by mail so that I can participate?

•                  Yes, you will receive voting information if you are a shareholder on the record date that will be established for the meeting.

Employees and Retirees

9.              Will there be layoffs as a result of the acquisition?  How many jobs will be lost?

•                  RockTenn estimates synergies of $150 million within 24 months of the closing.  RockTenn will have control over the decisions related to these synergies, which are not known at this time.

•                  Until the transaction closes, the companies will continue to operate as separate entities.

10.       Will there be a severance package for people who lose their jobs?

•                  The deal provides for severance pay for Smurfit-Stone employees under some circumstances.

•                  Further details will be provided at a later time.

11.       Will operating facilities or corporate offices be closed?

•                  We do not have any information about this issue at this early stage.

•                  Ultimately, it is RockTenn’s decision regarding the future of all of our facilities.

12.       How will my pay and benefits be affected?

•                  There will be no immediate changes to employees’ benefits and compensation.

•                  The deal provides for the continuation of similar benefits and compensation for a period of time, but we cannot speculate at this point regarding these issues.

13.       Will I receive my 2010 Management Incentive Plan (MIP) award?

•                  The deal provides for Smurfit-Stone to distribute awards to participants under the 2010 MIP according to terms of the plan.

14.       How will this affect my pension and retiree benefits?

•                  We do not anticipate any changes to the pension and retiree benefits.  Under the terms of the deal, the pension plans are being assumed by RockTenn.

15.       How does this deal affect employees that are represented by a union under a collective bargaining agreement?

•                  Under the terms of the deal, all existing collective bargaining agreements will remain in effect in accordance with their terms.

16.       Who can I turn to if I have questions?

•                  Talk to your supervisor or HR representative, they will be provided additional information as it becomes available.

•                  We will be posting updates on the Company’s portal.

•                  We are committed to keeping everyone as informed as possible.

Customers

17.       How will the deal affect customers?

•                  We expect the transition to be seamless.

•                  We will continue to deliver a high level of customer service.

•                  Our priority remains to make our products even better and through this transaction further improve our customer service.

•                  We do not anticipate any disruption in business or any problems with the delivery of products.

•                  There will be no immediate change to your sales contact.

•                  Once the transaction closes, you will likely receive further communication.

18.       How will this impact a current agreement/contract with Smurfit-Stone?

•                  The terms of most agreements/contracts will not be affected by this deal.

19.       Will our current approach to pricing remain intact?

•                  For now it is business as usual.

•                  We cannot comment on future pricing.

20.       How can I get additional information?

•                  As additional information is available, we will provide it through your regular salesperson or customer contact.

Suppliers

21.       How will this deal affect Suppliers?

•                  We expect the transition to be seamless and will continue to value our suppliers as reliable business partners.

•                  During the next few months, we do not anticipate any changes.

•                  Once the transaction closes, you will likely receive further communication.

22.       I do business with both Smurfit-Stone and RockTenn, how does this deal affect my situation?

•                  Until the transaction is completed, it is business as usual with both companies.

•                  Once the transaction closes, you will likely receive further communication.

23.       Will Smurfit-Stone continue to respect the terms of our agreement, including payment terms?

•                  Yes, the agreement terms will continue.

24.       Does my contact person change at this point?

•                  No, we will continue to do business as usual.

•                  After the transaction closes, you will likely receive further communication.

Bankruptcy Plan of Reorganization

25.       How does this deal impact Smurfit-Stone’s Plan of Reorganization?

•                  This transaction does not alter the terms of the Plan of Reorganization that was confirmed on June 30, 2010.

26.       How are creditors who had claims in the Smurfit-Stone bankruptcy affected by the deal?

•                  All creditors who previously received common stock of Smurfit-Stone through the bankruptcy distribution process and still hold those shares will have the right to vote on the proposed transaction and will receive the merger consideration if the transaction is approved, closes and they are stockholders as of the closing date.    The Smurfit-Stone shares that remain in reserve for resolution of open bankruptcy claims will be converted using the merger consideration formula and remain in reserves to be distributed according to the terms of the Plan of Reorganization.  These shares in reserves will not have rights to vote on the proposed transaction.

Cautionary Statement Regarding Forward-Looking Information

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words or phrases such as “may,” “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and other words and terms of similar meaning. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties.  Smurfit-Stone cautions readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Such forward-looking statements include, but are not limited to, statements regarding the anticipated closing date of the transaction, the successful closing of the transaction and the integration of Smurfit-Stone as well as opportunities for operational improvement including but not limited to cost reduction and capital investment, the strategic opportunity and perceived value to RockTenn and Smurfit-Stone’s shareholders of the transaction, the opportunity to recognize benefits from Smurfit-Stone’s NOLs, the transaction’s impact on, among other things, RockTenn’s business mix, margins, transitional costs and integration to achieve the synergies and the timing of such costs and synergies and earnings. With respect to these statements, Smurfit-Stone has made assumptions regarding, among other things, whether and when the proposed transaction will be approved; whether and when the proposed transaction will close; the availability of financing on satisfactory terms; the amount of debt RockTenn will assume; the results and impacts of the acquisition; preliminary purchase price allocations which may include material adjustments to the preliminary fair values of the acquired assets and liabilities; economic, competitive and market conditions generally; volumes and price levels of purchases by customers; competitive conditions in RockTenn and Smurfit-Stone’s businesses and possible adverse actions of our respective customers, competitors and suppliers. Further, Rock-Tenn and Smurfit-Stone’s businesses are subject to a number of general risks that would affect any such forward-looking statements including, among others, decreases in demand for their products; increases in energy, raw materials, shipping and capital equipment costs; reduced supply of raw materials; fluctuations in selling prices and volumes; intense competition; the potential loss of certain customers; and adverse changes in general market and industry conditions. Such risks and other factors that may impact management’s assumptions are more particularly described in RockTenn and Smurfit-Stone’s filings with the Securities and Exchange Commission, including under the caption “Business — Forward-Looking Information” and “Risk Factors” in RockTenn’s Annual Report on Form 10-K for the most recently ended fiscal year and “Business — Risk Factors” and “Forward-Looking Information” in Smurfit-Stone’s Annual Report on Form 10-K for the most recently ended fiscal year. The information contained herein speaks as of the date hereof and Smurfit-Stone does not have or undertake any obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

In connection with the proposed transaction, RockTenn and Smurfit-Stone will be filing documents with the Securities and Exchange Commission (the “SEC”), including the filing by RockTenn of a registration statement on Form S-4 that will include a joint proxy statement of RockTenn and Smurfit-Stone that also constitutes a prospectus of RockTenn.  RockTenn and Smurfit-Stone stockholders are urged to read the registration statement on Form S-4 and the related joint proxy statement/prospectus when they become available, as well as other documents filed with the SEC, because they will contain important information.  The final joint proxy statement/prospectus will be mailed to stockholders of RockTenn and stockholders of Smurfit-Stone. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the SEC at the SEC’s web site at www.sec.gov, or by contacting RockTenn Investor Relations at (678) 291-7900 or Smurfit-Stone Investor Relations at (314) 656-5553.

Participants in the Merger Solicitation

RockTenn, Smurfit-Stone and their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the transaction.  Information concerning RockTenn’s executive officers and directors is set forth in its definitive proxy statement filed with the SEC on December 17, 2010.  Information concerning Smurfit-Stone’s executive officers and directors is set forth in its annual report on Form 10-K for the year ended December 31, 2010, which was filed with the SEC on  March 2, 2010, and in its current report on Form 8-K filed on July 7, 2010.  Additional information regarding the interests of participants of RockTenn and Smurfit-Stone in the solicitation of proxies in respect of the transaction will be included in the above-referenced registration statement on Form S-4 and joint proxy statement/prospectus when it becomes available.  You can obtain free copies of these documents from RockTenn and Smurfit-Stone using the contact information above.